Mail Stop 0306

October 26, 2004

VIA U.S. MAIL and FACSIMILE (314) 771-0650


Daniel C. Dunn
Vice President and Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Ave.
St. Louis, MO  63110

	RE:	Allied Healthcare Products, Inc.
		Form 10-K/A for the fiscal year ended June 30, 2004
		Filed October 1, 2004
		File No. 000-19266

Dear Mr. Dunn:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form 10-K for the year ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies - Page 13

1. Regarding your revenue recognition critical accounting policy disclosure, please supplementally and in future filings discuss the judgments that are inherent in your recognition of revenue, including:
* The types of uncertainties regarding customer acceptance, collectibility and sales price that may affect the timing of your revenue recognition;
* How you estimate sales discounts and returns and allowances;
* Whether you offer warranties and how you estimate the related liability.

2. We note that you implemented a detailed analysis of inventory for the fiscal year ended June 30, 2002 that resulted in an increase to your reserve for obsolete and excess inventory of $3.2 million. Supplementally and in future filings clarify the specific events or circumstances that resulted in the significant inventory write-down and clarify whether this inventory will be sold or otherwise disposed. The impact of sales of this inventory on gross margins should be disclosed each period. In addition, clarify whether there were any additional write-downs since fiscal 2002.

Results of Operations - Page 15
3. Supplementally and in future filings provide more specific details of the significant decrease in domestic sales in fiscal 2004.
4. Refer to your discussion of the decrease in SG&A expense from 2003 to 2004, which is related to the workforce reduction of 14 positions from your managerial and administrative staff. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings if material to provide the financial statement disclosures required by paragraph 20 of the statement as well as the MD&A discussions called for in SAB Topic 5-P.
Financial Condition, Liquidity and Capital Resources - Page 19
5. In future filings, please elaborate on the inventory reduction program, including the details of the program and how you expect the program to affect future operations and inventory levels.
6. Provide more details of the short and long-term liquidity and indicate how long the registrant can satisfy its expected cash requirements and when it will have to raise additional capital/ funding.

Consolidated Financial Statements
Consolidated Statement of Cash Flows

7. In future filings the inventory reserves and accounts receivable allowances should be included as separate items in the adjustments to reconcile net income (loss) to net cash provided by operating activities.
Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page 31

8. Tell us whether you offer warranties for your products. If material, please include the disclosure requirements of paragraph 14 of FIN 45 in future filings.
9. Please disclose in future filings what type of uncertainties would affect the timing of your revenue recognition related to customer acceptance, sales price and collectibility. In addition, provide more details of sales discounts or other incentives given to distributors or customers and how these impact revenue recognition. The accounting for any rights or return should also be clarified.

Goodwill- Page 33
10. In future filings provide details of the reporting units used for the annual goodwill impairment test. In addition, indicate the date that this test is performed each year.

Employee Stock-Based Compensation - Page 34

11. Please revise your pro forma table of stock compensation expense in future filings to comply with the provisions of paragraph 2(e)(c) of SFAS 148.


Note 4.  Financing - Page 37

12. In future filings, revise your table of aggregate maturities of long-term debt to reflect the revolving credit facility as current, consistent with the presentation under U.S. GAAP in your consolidated balance sheet.

Note 9.  Export Sales - Page 41
13. We note that your export sales footnote is the only one that discloses balances in thousands. To improve the investor`s ability to easily read and comprehend your document, please revise future filings to present all numerical values consistently throughout the financial statements.

Note 12.  Segment Information - Page 42

14. In future filings please disclose revenue by product, consistent with the disclosure requirements of paragraph 37 of SFAS 131.
15. In future filings please provide information about geographical areas, consistent with the disclosure requirements of paragraph 38 of SFAS 131. We note your disclosure of export sales in Footnote 9.

Schedule II - Valuation and Qualifying Accounts and Reserves

16. Refer to column C for the Inventory Allowance for the year ended June 30, 2004, which discloses $385,481 change in the allowance as charged to "other accounts" rather than to "costs and expenses".
Please tell us and describe in future filings to what "other accounts" the increase in allowance was charged.

Exhibits 31.1 and 31. 2
17. We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Refer to Part II.B.4 of Release No. 8124. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Brooks Lochhead, Staff Accountant, at (202) 942-8972 or Brian Cascio, Accounting Branch Chief, at (202) 942-1791 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.
							Sincerely,



							Brian Cascio
							Accounting Branch Chief

Mr. Dunn
Allied Healthcare Products, Inc.
October 26, 2004
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